

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2011

Mr. Bernard L. Brodkorb
President and Chief Executive Officer
ISA Internationale Inc.
2564 Rice Street
St. Paul, Minnesota 55113

> **Re:** **ISA Internationale Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed January 18, 2011**
> **File No. 001-16423**

Dear Mr. Brodkorb:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

General

1. We note you list page numbers in the Table of Contents, but do not number the pages in the filing. Please number the pages in all future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Twelve Months Ended September 30, 2010

Sales and Gross Profit

2. We note you discuss only the fee income of $163,689 from third party collections for the fiscal year ended September 30, 2010. Please explain to us the reason why you do not include in your discussion and analysis all of the $346,629 in operating revenues represented in your statement of operations for fiscal 2010 including finance income and service income. Please revise accordingly.   Refer to Item 303 (a) of Regulation S-K.

Operating and Interest Expenses

3. We note your collection costs in fiscal 2010 increased 389% from $146,846 to $524,356, or $377,510, due to the increase in your in-house collection efforts and start-up costs for your collection agency. Please tell us the types of costs and expenses that account for the major components of the total increase. Please revise your discussion and analysis to provide investors with a more detailed analysis of material increases in costs and expenses. Refer to Item 303 (a) of Regulation S-K.

Critical Accounting Policies

4. Please revise your disclosure to more clearly identify the criteria used to determine the amount of time to allow collection of distressed debt receivables. For example, we note the $280,810 resulting from the Level 3 valuation process as of September 30, 2010 represents approximately 58% of the original amount at September 30, 2008. Clarify for us and revise your disclosure to identify the specific factors and related assumptions you rely upon in determining estimated future collections will exceed the $280,810 carrying value and how you evaluate the receivables for impairment.

Consolidated Financial Statements

Consolidated Statements of Cash Flows

5. We note $25,264 of cash used in investing activities for debt receivables purchased for the twelve months ended September 30, 2010. Please explain to us the difference between your cash purchase price reflected in the cash flow statement and the purchase price actual cost of $48,321 shown in your table under Portfolio Data within Management's Discussion and Analysis of Financial Condition and Results of Operation.

Further, please tell us the amount and nature of capitalized expenses addressing also your accounting policy and classification of amounts capitalized.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

1(a) Nature of Business

6. Based on your disclosures throughout the filing, it appears Doubletree Capital Partners, Inc. and ISA Internationale Inc. could be entities under common control given your President's involvement in each company and based on the ownership interests disclosed in Item 12 – Security Ownership and Certain Beneficial Owners and Management. Further, we note the disclosure of your financing and indemnification agreements with Doubletree Capital Partners, Inc. and its affiliates as discussed in Note 6. In this regard, please expand your disclosure in Note 1 to disclose the common control aspects of each entity and all of the financing agreements that exist summarizing their nature, terms and affects on ISA Internationale Inc. Refer to the provisions of FASB ASC 810-10-50. Please file as exhibits on EDGAR all of the material financing agreements between you and Doubletree Capital Partners, Inc., including the indemnification agreement, or tell us when these agreements were filed in prior years.

1(.j) Financial Instruments

7. Please tell us and expand your policy to disclose the inputs and valuation technique you used to measure fair value for Level 3 and a discussion of changes in valuation techniques and related inputs, if any, during the period. Refer to FASB ASC 820-10-50-2.e.

8. Please refer to your table reconciling the changes in the net fair value of financed receivables and cash collected of $33,613 for 2010. The cash collected appears to be the net amount of your reduction of debt receivable purchase price on gross collections received of $58,878 and debt receivables purchased of $25,264 reflected on the statements of cash flows. You also disclose within Liquidity and Capital Resources that you received net collections from your distressed debt portfolios of $138,427 for the fiscal year ended September 30, 2010. Please revise to include a table showing the various components and amounts of your cash collections, purchases and adjustments that include amounts easily reconcilable to your cash flow statements and disclosure elsewhere within your filing to enable an investor to better understand your cash flows and adjustments to your receivables.

Note 6. Other Related Party Transactions

Indemnification Agreement – Related Party

9. We note your discussion of the Indemnification Agreement with an affiliate of Doubletree Capital Partners, Inc. which expired in 2008. Please confirm to us if the

defaulted convertible 12% debentures principal of $200,000 and the $192,801 in related accrued and defaulted interest expense represent all of the liabilities that have been removed from your accounts. Please also clarify how you determined the net balance as of September 30, 2010 was zero if you valued the consideration in 2004 at $329,714 when you disclose the liabilities to be $392,801. In that regard, please explain the difference of $63,087 and why this amount is not reflected on your balance sheet as of September 30, 2010.

10. We note your disclosure regarding notes payable due to your President and an affiliated company who are also shareholders for consulting services rendered amounting to $75,000 and $100,000 for fiscal years ended September 30, 2010 and 2009, respectively. You disclose the liability was transferred to the note payable to a related party account. Please explain to us what line items on your balance sheets include these amounts.

Note 10. Other Notes Payable

11. You disclose other notes payable outstanding at September 30, 2010 amounting to over $75,000, however your balance sheet reflects approximately $16,000 in current and long-term portions due. Please explain the discrepancy reconciling amounts between your balance sheets and in your note disclosure. Revise your disclosure and/or financial statements to clarify as appropriate.

Item 9A. Controls and Procedures

12. Your disclosure refers to internal control over financial reporting and you conclude disclosure controls and procedures were effective as of the end of the period covered by the report. In this regard, it is not clear if management performed its assessment of internal control over financial reporting as of September 30, 2010. If your management has not yet performed its assessment, we ask that you complete your evaluation. Please note that a separate evaluation and assessment of internal control over financial reporting is required from your evaluation of disclosure controls and procedures. Please refer to Items 307 and 308 of Regulation S-K. Please amend your filing to provide the required management's report on internal control over financial reporting and a separate evaluation of your disclosure controls and procedures.

13. We note you concluded that your disclosure controls and procedures were effective "[t]o ensure that material information is recorded, processed, summarized and reported by management of the Company on a timely basis in order to comply with the Company's disclosure obligations under the Exchange Act and the rules and regulations promulgated thereunder." While the definition of disclosure controls and procedures is not required, since you have included a portion of the definition of disclosure controls and procedures in your disclosure, please include the entire definition. See Exchange Act Rule 13a-15(e).

14. We note you state "[t]here were no significant changes in the Company's internal control over financial reporting during the Company's fourth fiscal quarter of 2010 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting." Please revise to state, if true, that there were no changes in internal controls or revise to disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect your internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief